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                                                                 FILER: WESTCORP
                                          PURSUANT TO RULE 425 FILINGS UNDER THE
                                                      SECURITIES ACT OF 1933 AND
                                         DEEMED FILED PURSUANT TO RULE 14A-12 OF
                                            THE SECURITIES EXCHANGE ACT OF 1934.

                                              SUBJECT COMPANY: WFS FINANCIAL INC
                                                   COMMISSION FILE NO: 000-26458


The following is an excerpt from the earnings press release issued by each of Westcorp and WFS Financial Inc (collectively, the "Company") on July 26, 2005:

      As previously announced, the Company is continuing the process of pursuing the conversion of Western Financial Bank to a California state commercial bank and merging WFS Financial into Western Financial Bank as part of the acquisition of the minority interest in WFS Financial. The conversion is contingent upon approval by the Board of Governors of the Federal Reserve of the Company's application to become a bank holding company. The merger is contingent on the conversion to a commercial bank and remains subject to approval by the majority of WFS Financial's minority shareholders. The approval process for the conversion is taking longer than originally expected, and the Company is currently exploring other alternatives in the event that the proposed conversion and related merger cannot go forward as planned.

The following is an excerpt from the Company's joint conference call (the "Conference Call") held on July 27, 2005 (including excerpts from the question and answer portion of the Conference Call):

      The impact of the proposed merger and conversion, which includes purchase accounting adjustments and additional outstanding shares, is dependent to a large extent, on the timing of those events. We expect that purchase accounting adjustments will have a pretax effect on earnings of between $5 to $6 million for the quarter of implementation with a diminishing impact thereafter. Should the conversion and merger occur, we expect that the total amount of Westcorp shares outstanding will increase by about 14%.

      ***

      Joe Hoeck: Okay and then just last one if I could. I know the language hasn't changed, you know, in the press releases in respect to the Fed. It sounds, and maybe I'm reading too much into it, but it sounds like you're a little more optimistic on this call. But, could you talk about the other options and maybe kind of review those assuming the Federal Reserve doesn't give approval?

      Ernest Rady: First of all we appreciate the coverage that Wachovia has extended to us. We are honored and thank you, but as far as the options that we're exploring I think we've publicly filed the documents that cover that subject matter



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      and I don't think it would be in anybody's interest to expound on them.
      We're going to just stick with the filing and the information in that filing and the wording in that filing. But I think what one should focus on is the quality of the business. If there was a charter change this would be our third charter change. We have an excellent business. The charter is important to us. We prefer to get the bank charter that we've applied for. In the event we don't get that bank charter, we do have other alternatives and are exploring each and every one of them, which is in the best interest of this fine business.

IMPORTANT LEGAL INFORMATION

SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Westcorp has filed a registration statement on Form S-4 (Commission File No. 333-117424) with the Securities and Exchange Commission (the "Commission") which included a preliminary proxy statement/prospectus. In addition, Westcorp and WFS Financial will prepare and file with the Commission and mail to WFS Financial's shareholders a definitive proxy statement/prospectus and other documents regarding the merger. Investors and security holders of WFS Financial are urged to read the definitive proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decisions with respect to the merger because the materials will contain important information about Westcorp and WFS Financial.

Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Westcorp and WFS Financial, without charge, at the Commission's internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus, when it becomes available, and the filings with the Commission that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to Westcorp or WFS Financial, Attn: Investor Relations, 23 Pasteur, Irvine, California 92618, Telephone 949.727.1002.

The respective directors and executive officers of Westcorp and WFS Financial and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. INFORMATION REGARDING WESTCORP'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN THE PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY WESTCORP ON MARCH 28, 2005, AND INFORMATION REGARDING WFS FINANCIAL'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN THE PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY WFS FINANCIAL ON MARCH 28, 2005.

Westcorp is a financial services holding company whose principal subsidiaries are WFS Financial Inc and Western Financial Bank. Westcorp's common stock is traded on the New York Stock Exchange under the symbol WES.

WFS Financial is one of the nation's largest independent automobile finance companies. WFS Financial specializes in originating, securitizing, and servicing new and pre-owned prime and non-prime credit quality automobile contracts through its nationwide relationships with automobile dealers. Information about WFS Financial can be found at its web site at http://www.wfsfinancial.com. WFS Financial's common stock is traded on the Nasdaq National Market under the symbol WFSI.

Westcorp, through its subsidiary, Western Financial Bank, operates 20 retail bank branches and provides commercial banking services in Southern California. Information on the products and services offered by the Bank can be found at its web site at http://www.wfb.com.

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are identified by the use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," and similar terms and phrases,


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including references to assumptions. Forward-looking statements in this document relate to Westcorp's and WFS Financial Inc's (collectively, the "Companies") future prospects, developments and business strategies. These statements are subject to uncertainties and factors relating to the Companies' operations and business environment, all of which are difficult to predict and many of which are beyond their control that could cause actual results to differ materially from those expressed in or implied by these forward-looking statements.

The following factors are among those that may cause actual results to differ materially from the forward-looking statements: changes in general economic and business conditions; interest rate fluctuations, including the effect of hedging activities; the Companies' financial condition and liquidity, as well as future cash flow and earnings and the level of operating expenses; competition; the effect, interpretation, or application of new or existing laws, regulations, court decisions and significant litigation; and the level of chargeoffs on the automobile contracts that the Companies originate.

A further list of these risks, uncertainties and other matters can be found in the Companies' filings with the Commission. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, the Companies' actual results may vary materially from those expected, estimated or projected. The information contained in this document is as of April 26, 2005. The Companies assume no obligation to update any forward-looking statements to reflect future events or circumstances.